Exhibit 99.1

Separate Financial Statements (Independent Auditor’s Report)

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Shinhan Financial Group Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of Shinhan Financial Group Co., Ltd. (the Company), which comprise the separate statement of financial position as of December 31, 2020, and the statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of Shinhan Financial Group Co., Ltd. as of December 31, 2020, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company's Internal Control over Financial Reporting as of December 31, 2020, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated Marth 3, 2020, expressed an unqualified opinion.

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

No key audit matter is identified to be described in this audit report.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 34 of the financial statements. As explained in Note 34, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Other Matter

The separate financial statements of the Group for the year ended December 31, 2019, were audited by Samjong KPMG auditor who expressed an unqualified opinion on those statements on March 5, 2020.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sungeun Jin, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 3, 2021

This report is effective as of March 3, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)	Note		2020	2019

Assets
Due from banks at amortized cost	4, 6, 33	~~W~~	3	167
Financial assets at fair value through profit or loss	4, 7		1,810,867	443,377
Derivative assets	4, 8		39,392	24,352
Loans at amortized cost	4, 9, 33		3,218,455	2,219,698
Property and equipment	10, 33		4,755	5,488
Intangible assets	11		5,605	5,618
Investments in subsidiaries	13		29,955,184	28,980,275
Assets held for sale	31		15,385	-
Deferred tax assets	29		-	1,460
Other assets	4, 14, 33		434,268	580,887
Total assets		~~W~~	35,483,914	32,261,322

Liabilities
Derivative liabilities	4, 8, 31	~~W~~	22,133	17,687
Debt securities issued	4, 15		9,920,059	9,147,640
Defined benefit liabilities	16		3,137	4,851
Deferred tax liabilities	29		1,777	-
Other liabilities	4, 17		479,711	625,718
Total liabilities			10,426,817	9,795,896

Equity	18
Capital stock			2,969,641	2,732,463
Hybrid bonds			2,179,934	1,731,235
Capital surplus			11,351,424	10,155,223
Capital adjustments			(45,718)	(600,000)
Accumulated other comprehensive loss			(6,971)	(7,420)
Retained earnings			8,608,787	8,453,925
Total equity			25,057,097	22,465,426
Total liabilities and equity		~~W~~	35,483,914	32,261,322

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In millions of won, except earnings per share data)	Note		2020	2019

Interest income
Financial assets at amortized cost	28, 33	~~W~~	69,119	40,569
			69,119	40,569
Interest expense	33		(231,205)	(206,815)
Net interest expense	20		(162,086)	(166,246)

Fees and commission income	28, 33		61,923	49,764
Fees and commission expense			(326)	(922)
Net fees and commission income	21		61,597	48,842

Dividend income	22, 28, 34		1,387,530	1,320,944
Net gain on financial assets at fair value through profit or loss	24, 28		91,665	19,917
Net foreign currency transaction gain (loss)			(5,432)	12,124
Reversal of (provision for) credit loss allowance	23, 28, 33		(701)	91
General and administrative expenses	25, 33		(103,095)	(105,842)
Other operating income	9, 28		6,944	2,333

Operating income			1,276,422	1,132,163

Non-operating expense	27		1,087	(1,068)

Profit before income taxes			1,277,509	1,131,095

Income tax expense	29		3,066	1,922
Profit for the year			1,274,443	1,129,173

Other comprehensive income (loss) for the year, net of income tax
Items that will never be reclassified to profit or loss : Re-measurements of the defined benefit liability	16		449	(1,971)

Total comprehensive income for the year		~~W~~	1,274,892	1,127,202

Basic and diluted earnings per share in won	30	~~W~~	2,354	2,236

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,494,842	(155,923)	(5,449)	8,139,786	21,650,068
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,129,173	1,129,173
Other comprehensive income		-	-	-	-	(1,971)	-	(1,971)
		-	-	-	-	(1,971)	1,129,173	1,127,202
Transactions with owners:
Dividends		-	-	-	-	-	(753,041)	(753,041)
Issuance of convertible preferred shares		87,410	-	660,381	-	-	-	747,791
Dividend to hybrid bonds		-	-	-	-	-	(61,993)	(61,993)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476
Acquisition of treasury stock		-	-	-	(444,077)	-	-	(444,077)
		87,410	199,476	660,381	(444,077)	-	(815,034)	(311,844)
Balance at December 31, 2019	~~W~~	2,732,463	1,731,235	10,155,223	(600,000)	(7,420)	8,453,925	22,465,426

		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total equity
Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,155,223	(600,000)	(7,420)	8,453,925	22,465,426
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,274,443	1,274,443
Other comprehensive income		-	-	-	-	449	-	449
		-	-	-	-	449	1,274,443	1,274,892
Transactions with owners:
Dividends		-	-	-	-	-	(883,929)	(883,929)
Issuance of common stocks		237,178	-	1,196,274	-	-	-	1,433,452
Dividend to hybrid bonds		-	-	-	-	-	(85,327)	(85,327)
Issuance of hybrid bonds		-	448,699	-	-	-	-	448,699
Acquisition of treasury stock		-	-	-	(150,448)	-	-	(150,448)
Disposition of treasury stock		-	-	-	554,357	-	-	554,357
Retirement of treasury stock		-	-	-	150,300	-	(150,325)	(25)
Changes in capital adjustments		-	-	(73)	73	-	-	-
		237,178	448,699	1,196,201	554,282	-	(1,119,581)	1,316,779
Balance at December 31, 2020	~~W~~	2,969,641	2,179,934	11,351,424	(45,718)	(6,971)	8,608,787	25,057,097

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note		2020	2019

Cash flows from operating activities
Profit before income taxes		~~W~~	1,277,509	1,131,095
Adjustments for:
Interest income	20		(69,119)	(40,569)
Interest expense	20		231,205	206,815
Dividend income	22		(1,387,530)	(1,320,944)
Net gain on financial assets at fair value through profit or loss	24		(4,127)	(2,020)
Net gain on derivative instruments	9, 23		(80,150)	-
Provision for (reversal of) credit loss allowance			701	(91)
Employee costs			2,121	6,707
Depreciation and amortization	25		2,864	2,758
Net foreign currency translation gain			(2,988)	(14,380)
Other operating income, net			(6,944)	(2,333)
Non-operating loss (income), net			-	35
			(1,313,967)	(1,164,022)
Changes in assets and liabilities:
Financial assets at fair value through profit or loss			(1,266,876)	1,483,379
Other assets			(195)	55
Liabilities for defined benefit obligations			(2,497)	(3,418)
Other liabilities			(3,170)	(4,314)
			(1,272,738)	1,475,702

Interest received			58,806	38,608
Interest paid			(224,376)	(193,373)
Dividend received			1,386,843	1,320,944
Income tax paid			-	(194)
Net cash provided by (used in) operating activities			(87,923)	2,608,760

Cash flows from investing activities
Acquisition of financial instruments at fair value through profit or loss			(100,000)	-
Lending of loans at amortized cost			(2,065,603)	(1,148,605)
Collection of loans at amortized cost			991,946	572,669
Acquisition of property and equipment			(832)	(1,062)
Acquisition of intangible assets			(43)	(1,412)
Disposal of intangible assets			-	1,200
Increase in other assets			-	(345)
Decrease in other assets			-	959
Acquisition of investment in subsidiary			(73,335)	(2,977,196)
Net cash used in investing activities		~~W~~	(1,247,867)	(3,553,792)

.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2020 and 2019

(In millions of won)	Note		2020	2019

Cash flows from financing activities
Issuance of common stocks		~~W~~	1,154,347	-
Proceeds from issuance of convertible preferred shares			-	747,791
Issuance of hybrid bonds			448,699	199,476
Issuance of debt securities			2,246,250	3,201,400
Repayments of debt securities issued			(1,384,000)	(1,844,000)
Debt securities issuance costs paid			(5,669)	(6,636)
Increase in borrowings			520,000	200,000
Decrease in borrowings			(520,000)	(325,000)
Dividends paid			(968,847)	(830,772)
Acquisition of treasury stock			(150,448)	(444,077)
Disposition(Retirement) cost of treasury stock			(3,033)	-
Redemption of lease liabilities			(1,673)	(1,614)
Net cash provided by financing activities			1,335,626	896,568

Net decrease in cash and cash equivalents			(164)	(48,464)

Cash and cash equivalents at beginning of year	32		164	48,628
Cash and cash equivalents at end of year	32	~~W~~	-	164

See accompanying notes to the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a) Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“Korean IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with Korean IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost less impairment, if any.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position.

●Financial instruments at fair value through profit or loss are measured at fair value

●Liabilities for cash-settled share-based payment arrangements are measured at fair value

●Liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2. Basis of preparation (continued)

(e) Change in accounting policy

Except for the following new standard, which has been applied from January 1, 2020, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2019.

(i)Amendments to Korean IFRS No.1001 ‘Presentation of financial statements’ and Korean IFRS No.1008 ‘Accounting policies, changes in accounting estimates and errors’ – Definition of materiality

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments do not have a significant impact on the separate financial statements.

(ii) Amendments to Korean IFRS No. 1103 'Business combination' – Definition of business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments do not have a significant impact on the separate financial statements..

(iii) Amendments to Korean IFRS No.1109, ‘Financial Instruments’ and Korean IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ and Korean IFRS No.1107, ‘Financial Instruments: Disclosures’ Revision – Interest rate indicator reform

The amendments allow to apply the exceptions in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The amendments do not have a significant impact on the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

2. Basis of preparation (continued)

(f) Approval of separate financial statements

These separate financial statements are approved by the Board of Directors on February 5, 2021, which will be submitted for approval to shareholder’s meeting on March 25, 2021.

3. Significant accounting policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2019, except for the following amendments that has been applied for the first time since January 1, 2020 and as described in Note 2.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027 Separate Financial Statements. The Company’s investments in subsidiaries are recorded at cost less impairment, if any, in accordance with Korean IFRS No.1027. The Company applied Korean IFRS No.1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments. Generally equity investments are excluded from cash and cash equivalents.

(c) Non-derivative financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date. A financial asset is measured initially at its fair value plus, for an item not at Fair Value through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Company may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL. The Company subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

on derecognition. The Company recognizes dividends in profit or loss when the Company’s right to receive payments of the dividend is established.

3. Significant accounting policies (continued)

(c) Non-derivative financial assets (continued)

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Company’s business model changes.

1. Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

2. Financial asset at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On recognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit losses allowance’ in the separate statement of comprehensive income, respectively.

3. Financial asset at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(c) Non-derivative financial assets (continued)

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

1. Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

2. Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

3. Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(e) Impairment: Financial assets and contract assets

The Company recognize provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, using the expected credit loss impairment model. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-month ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Company, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

i) Reflection of forward-looking information

The Company determines future credit risk and reflects estimated future credit risk to the forward-looking information.

Assuming that the expected credit loss measure has a certain correlation with economic fluctuations, we calculate the expected credit loss by modeling between macroeconomic variables and measurement factors and reflecting forward-looking information to the measurement factors.

ii) Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets.

For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for doubtful accounts and are amortized as if the financial assets are not recoverable. The allowance of bad debts is increased when the loan receivables are subsequently recovered and the changes in the credit loss allowance are recognized in profit or loss.

iii) Measurement of expected credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for loan losses are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income - fair value, the credit loss allowance is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(f) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(g) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(h) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”).  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

(i) Non-derivative financial liabilities

The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(j) Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its foreign operations at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on retranslation are recognized in profit or loss.

(k) Capital stock

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity. Preferred stocks are classified as equity if they do not need to be repaid or are repaid only at the option of the Company and if payment is determined by the Company's discretion, and dividends are recognized when the shareholders' meeting approves the dividends. Preferred stocks that are eligible for reimbursement of a defined or determinable amount on or after a certain date are classified as liabilities. The related dividend is recognized in profit or loss at the time of occurrence as interest expense.

ii) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(l) Employee benefits

i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations.  The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.  The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs, the change in the present value of the defined benefits obligation resulting from a plan amendment or curtailment, are recognized as an expense immediately. The Company also recognizes a gain or loss on the settlement of a defined benefit plan when the settlement occurs.

3. Significant accounting policies (continued)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(m) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(n) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision is originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(o) Recognition of financial income and expense

The Company recognizes revenue by applying the following five-step revenue recognition model.

1. Identifying the contract 2. Identifying the obligation to perform 3. Estimating the transaction price 4. Assigning the transaction price to the obligation to perform 5. Recognizing the revenue

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Company uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commissions

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

1. Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

2. Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

3. Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividend income

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(p) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of tax amount expected to be paid or received that reflects uncertainty related to income taxes.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(q) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

3. Significant accounting policies (continued)

(r) Assets held for sale

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The management must confirm the sale plan of the asset and expect the sale completion requirements to be met within a year from the time of classification. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

(s) New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company to adopt for annual periods beginning after January 1, 2020, and the Company has not early adopted them.

i) K-IFRS No. 1116 'Leases'-A practical simplified method for exemption, discount, and suspension of rent related to COVID-19

As a practical simplified method, the lessee may not evaluate whether the rent concession, such as the rent discount directly resulting from COVID-19, constitutes a change in the lease. Therefore, the Company shall disclose the amount recognized in profit or loss. The amendments will take effect for annual periods beginning after June 1, 2020 and are permitted for early application.

ii) K-IFRS No.1109, ‘Financial Instruments’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ and K-IFRS No.1107, ‘Financial Instruments: Disclosures’ Revision’ and K-IFRS No.1104, ‘Insurance Contracts’ K-IFRS No.1116, ‘Leases’ amended – Interest rate indicator reform

The effective interest rate, not the carrying amount, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. This amendments will take effect for annual periods beginning after January 1, 2021 and are permitted for early application. The Company expects that the amendments do not have a significant impact on the separate financial statements.

(iii) K-IFRS No. 1103 'Business combination' amended – Reference to the Conceptual Framework

The amendments update K-IFRS No.1103 so that it refers to the Conceptual Framework (2018) instead of the Framework (2007). They also add to K-IFRS No.1103 a requirement that, for obligations within the scope of K-IFRS No.1037, an acquirer applies K-IFRS No.1037 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of K-IFRS No.2121 Levies, the acquirer applies K-IFRS No.2121 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. This amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Company expects that the amendments will not have a significant impact on the separate financial statements.

(iv) K-IFRS No. 1016 ‘Property, Plant and Equipment ' amended – the amount of the sale before the intended use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, the Company recognise such sales proceeds and related costs in profit or loss. This amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Company expects that the amendments will not have a significant impact on the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(s) New standards and interpretations not yet adopted (continued)

(v) K-IFRS No. 1037, ‘Provisions, Contingent Liabilities and Contingent Assets’ amended - Onerous Contracts: Cost of Fulfilling a Contract

The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. This amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Company expects that the amendments will not have a significant impact on the separate financial statements.

(vi) Annual Improvements to K-IFRSs 2018-2020 Cycle

For Annual Improvements to K-IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments will not have a significant impact on the separate financial statements.

- K-IFRS No. 1101 ‘Amendments to K-IFRS 1’ -First-time adopter subsidiaries

- K-IFRS No.1109, ‘Financial Instruments’ -10% test-related fee for financial liabilities removal

- K-IFRS No.1116, ‘Leases’ -Lease incentives

- K-IFRS No.1041, ‘Agriculture’ - Fair value measurement

vii) K-IFRS No. 1001 ‘Presentation of Financial Statements’ ’ amended - Classification of Liabilities as Current or Non-current

The amendments to K-IFRS No.1001 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. This amendment is effective for annual periods beginning on or after January 1, 2023. The Company expects that the amendment will not have a material impact on its separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”) are exposed to various risks that may occur in each business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the “Group Risk Management Committee”) within the board of directors of the parent company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the parent company performs the risk management and supervision work by assisting the group's chief risk manager.

Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees and management level risk groups of each subsidiary establish and manage detailed risk limits by risk type, department, desk, and product.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

ii) Risk management framework (continued)

ii-1) Risk Capital Management

Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite, which is a datum point on the level of risk burden compared to available capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

ii-2) Risk monitoring

The Group proactively, preemptively and periodically review risks that may impact our overall operations, through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the Company any factors that could have a material impact on the group-wide risk management, and the Company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed.

In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

ii-3) Risk review

The risk management departments of all subsidiaries are required to review in advance on matters relating to the adoption of new financial transactions, relating to the entry into new business concerning investment and capital increase, and relating to setting and changing limits. Through these reviews, risk factors are reviewed in advance, reckless promotion of business that may not easily detect risk factors are barred, and reasonable decision-making is supported.

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

ii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit rate is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contractual terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal observation data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable. After that, the Company has reflected the forward-looking information through regression estimation.

Key macroeconomic variables	Correlation with credit risk

Private consumption index	Negative
Facility investment growth rate	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Company, are derived based on data from the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Shinhan Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2020 and 2019 are as follows:

			December 31, 2020	December 31, 2019
Due from banks and loans at amortized cost(*1):	Banks	~~W~~	3	167
	Corporations		3,218,455	2,219,698
			3,218,458	2,219,865
Financial assets at fair value through profit or loss			1,709,421	443,377
Derivative assets			39,392	24,352
Other financial assets at amortized cost(*1)(*2)			434,067	580,196
		~~W~~	5,401,338	3,267,790

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.

(*2) Comprised of accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information of financial assets by credit risk

Detailed information of financial assets at amortized costs on impairment as of December 31, 2020 and 2019 is as follows:

		December 31, 2020
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	3	-	3	-	3
Corporations		3,220,856	-	3,220,856	(2,401)	3,218,455
		3,220,859	-	3,220,859	(2,401)	3,218,458
Other financial assets at amortized cost		434,324	-	434,324	(257)	434,067
	~~W~~	3,655,183	-	3,655,183	(2,658)	3,652,525

		December 31, 2019
		12 months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	167	-	167	-	167
Corporations		2,221,322	-	2,221,322	(1,624)	2,219,698
		2,221,489	-	2,221,489	(1,624)	2,219,865
Other financial assets at amortized cost		580,529	-	580,529	(333)	580,196
	~~W~~	2,802,018	-	2,802,018	(1,957)	2,800,061

(*) Credit quality of due from banks and loans is divided into Prime and Normal. Credit quality of due from banks and loans as of December 31, 2020 and 2019 is classified as Prime. The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Interest rate risk

Interest rate risk refers to the risk of loss that changes in market interest rates can result in changes in net interest income (NII) or net asset value (NPV).

Interest rate gap analysis is a method of measuring the sensitivity of net interest income from interest rate fluctuations by preparing interest rate gap tables that allocate interest income asset, liability, and non-external transaction item positions to maturity based on the agreed cash flow and interest rate revision date.

The results of interest rate gap analysis as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Interest-earning assets:
Loans at amortized cost	~~W~~	150,000	155,000	50,000	-	2,705,856	160,000	3,220,856
Interest-bearing liabilities:
Debt securities issued		200,000	405,000	500,000	750,000	5,610,000	2,468,000	9,933,000

Sensitivity gap	~~W~~	(50,000)	(250,000)	(450,000)	(750,000)	(2,904,144)	(2,308,000)	(6,712,144)
Cumulative gap		(50,000)	(300,000)	(750,000)	(1,500,000)	(4,404,144)	(6,712,144)

		December 31, 2019
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Interest-earning assets:
Loans at amortized cost	~~W~~	-	-	-	-	1,494,000	727,322	2,221,322
Interest-bearing liabilities:
Debt securities issued		-	170,000	180,000	890,000	6,020,000	1,898,900	9,158,900

Sensitivity gap	~~W~~	-	(170,000)	(180,000)	(890,000)	(4,526,000)	(1,171,578)	(6,937,578)
Cumulative gap		-	(170,000)	(350,000)	(1,240,000)	(5,766,000)	(6,937,578)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

ii) Foreign exchange risk

Foreign exchange risk refers to the risk of loss that may arise from fluctuations in the fair value or future cash flow of foreign exchange risk exposure due to exchange rate fluctuations. Foreign exchange risk exposure can be understood as the difference between foreign currency denominated assets and liabilities (net position), and derivative financial instruments with exchange rate as underlying asset. Meanwhile, there are no items in the company's foreign currency assets and liabilities that apply hedge accounting. The Company's foreign currency financial assets are exposed to exchange rate risk. Exchange rate risk is calculated and managed based on the required capital by the standard method. As of December 31, 2020 and 2019, the required capital amount by the standard method, exposure to foreign exchange risk-assuming 5% weaker dollar and stronger dollar-, and change in net assets are as follows.

	December 31, 2020
Classification	Foreign currency		Won equivalent	5% increase	5% decrease
	Currency	Amount
Assets in foreign currency
Due from banks	USD	340	-	-	-
Loans at amortized cost	USD	987,000,000	1,073,856	1,127,549	1,020,163
Financial asset - FVTPL	USD	98,706,932	107,393	112,763	102,023
Other financial assets	USD	10,107,701	10,997	11,547	10,447
		1,095,814,973	1,192,246	1,251,859	1,132,633
Liabilities in foreign currency
Debt securities issued in foreign currency	USD	994,956,670	1,082,513	1,136,639	1,028,387
Accrued interest	USD	9,943,341	10,818	11,359	10,277
		1,004,900,011	1,093,331	1,147,998	1,038,664
Amount of financial statement exposure		90,914,962	98,915	103,861	93,969
Net capital effect				103,861	93,969
Required capital (standard method)			7,913

	December 31, 2019
Classification	Foreign currency		Won equivalent	5% increase	5% decrease
	Currency	Amount
Assets in foreign currency
Due from banks	USD	33,259	39	41	37
Loans at amortized cost	USD	490,000,000	567,322	595,688	538,956
Financial asset - FVTPL	USD	133,640,178	154,729	162,465	146,993
Other financial assets	USD	1,592,663	1,844	1,936	1,752
		625,266,100	723,934	760,130	687,738
Liabilities in foreign currency
Debt securities issued in foreign currency	USD	497,123,206	575,569	604,347	546,791
Accrued interest	USD	6,716,303	7,776	8,165	7,387
		503,839,509	583,345	612,512	554,178
Amount of financial statement exposure		121,426,591	140,589	147,618	133,560
Net capital effect				7,029	(7,029)
Required capital (standard method)			11,247

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

The Company is conducting currency-specific liquidity management. In addition, the Company are managing foreign currency liquidity indicators for liquidity management above the regulatory level of the Financial Supervisory Service.

Contractual maturities for financial instruments as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Loans at amortized cost	~~W~~	154,664	167,119	65,865	30,811	2,892,319	162,128	3,472,906
Financial asset - FVTPL		1,509,305	200,116	-	-	-	-	1,709,421
Other financial assets		5,794	12,702	340,256	-	45,653	13,195	417,600
		1,669,763	379,937	406,121	30,811	2,937,972	175,323	5,599,927
Liabilities:
Debt securities issued		226,981	437,485	543,898	843,681	6,036,095	2,616,181	10,704,321
Other financial liabilities		26,007	19,171	19,232	590	51,698	-	116,698
		252,988	456,656	563,130	844,271	6,087,793	2,616,181	10,821,019
	~~W~~	1,416,775	(76,719)	(157,009)	(813,460)	(3,149,821)	(2,440,858)	(5,221,092)
Derivatives
Cash outflow amount of net settlement(*)	~~W~~	199,500	-	-	-	178,304	-	377,804

(*) It's a contract related to the acquisition of the remaining shares of the Asia Trust Co., Ltd. and Shinhan BNP Paribas Asset Management Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

Contractual maturities for financial instruments as of December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Less than 1 month	1 month ~ 3 months	3 months ~ 6 months	6 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Non-derivatives
Assets:
Cash and deposits at amortized cost	~~W~~	164	-	-	-	-	-	164
Loans at amortized cost		3,905	4,926	16,716	25,547	1,626,029	740,506	2,417,629
Financial asset - FVTPL		343,289	100,088	-	-	-	-	443,377
Other financial assets		984	18,872	479,445	-	61,632	13,195	574,128
		348,342	123,886	496,161	25,547	1,687,661	753,701	3,435,298
Liabilities:
Debt securities issued		24,996	202,679	227,468	990,169	6,473,288	2,088,396	10,006,996
Other financial liabilities		13,495	26,983	35,306	829	69,809	-	146,422
		38,491	229,662	262,774	990,998	6,543,097	2,088,396	10,153,418
	~~W~~	309,851	(105,776)	233,387	(965,451)	(4,855,436)	(1,334,695)	(6,718,120)
Derivatives
Cash outflow amount of net settlement(*)	~~W~~	-	-	-	-	132,000	-	132,000

(*) An option contract of purchasing the remaining shares of the Asia Trust Co., Ltd. which can be exercised from April 1, 2022 to December 31, 2022.

The above amounts include both principal and interest cash flows. As of the December 31, 2020 and 2019, the deposit of ~~W~~ 3 million, which is limited to use as a checking deposit, is excluded from cash flows.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end.  The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses its judgement to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques; such as, a method of using recent transactions between independent parties with reasonable judgement and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

●	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
●	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
●	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	1,709,421	101,446	1,810,867
Derivative assets		-	-	39,392	39,392
		-	1,709,421	140,838	1,850,259
Liabilities
Derivative liabilities		-	-	22,133	22,133

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	443,377	-	443,377
Derivative assets		-	-	24,352	24,352
		-	443,377	24,352	467,729
Liabilities
Derivative liabilities		-	-	17,687	17,687

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Financial assets measured at FVTPL	Net derivative instruments
Beginning balance	~~W~~	-	6,665
Recognized in profit or loss		1,446	10,594
Purchases		100,000	-
Ending balance	~~W~~	101,446	17,259

		December 31, 2019
		Net derivative instruments
Beginning balance		-
Recognized in profit or loss	~~W~~	1,520
Purchases/issues		5,145
Ending balance	~~W~~	6,665

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of December 31, 2020 and 2019 are as follows:

	Classification	Valuation techniques	Type	Inputs
2020	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, exchange rate
2019	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	Prices of underlying assets, exchange rate

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	~~W~~	101,446	Volatility of interest rate	27.26%~41.76%
Derivative assets	Binomial model	Equity securities		39,392	Volatility of underlying assets	29.32%
				140,838
Financial liabilities
Derivative liabilities	Binomial model	Equity securities	~~W~~	22,133	Volatility of underlying assets	29.32%

(*) It is calculated by applying the Hull-White model method.

	December 31, 2019
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Derivative assets	Binomial model	Equity securities	~~W~~	24,352	Volatility of underlying assets	23.29%

Financial liabilities
Derivative liabilities	Binomial model	Equity securities	~~W~~	17,687	Volatility of underlying assets	23.29%

i-4) Sensitivity to changes in unobservable inputs

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2020 and 2019 are as follows:

			December 31, 2020
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets measured at FVTPL	~~W~~	-	-
	Derivative assets		16,411	(14,738)
			16,411	(14,738)
Financial assets measured at FVTPL(*)	Derivative liabilities		8,342	(10,012)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2020 and 2019 are as follows (continued):

			December 31, 2019
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Derivative assets	~~W~~	2,030	(2,036)
	Derivative liabilities		2,016	(2,011)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks at amortized cost

The carrying amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans at amortized cost	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	3	3	167	167
Loans at amortized cost		3,218,455	3,312,944	2,219,698	2,243,720
Other financial assets		434,067	434,067	580,196	580,196
	~~W~~	3,652,525	3,747,014	2,800,061	2,824,083
Liabilities:
Debt securities issued	~~W~~	9,920,059	10,150,023	9,147,640	9,239,312
Other financial liabilities		154,215	154,215	181,302	181,302
	~~W~~	10,074,274	10,304,238	9,328,942	9,420,614

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-3)The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	3	3
Loans at amortized cost		-	-	3,312,944	3,312,944
Other financial assets		-	-	434,067	434,067
	~~W~~	-	-	3,747,014	3,747,014
Liabilities:
Debt securities issued	~~W~~	-	10,150,023	-	10,150,023
Other financial liabilities		-	-	154,215	154,215
	~~W~~	-	10,150,023	154,215	10,304,238

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	-	-	167	167
Loans at amortized cost		-	-	2,243,720	2,243,720
Other financial assets		-	-	580,196	580,196
	~~W~~	-	-	2,824,083	2,824,083
Liabilities:
Debt securities issued	~~W~~	-	9,239,312	-	9,239,312
Other financial liabilities		-		181,302	181,302
	~~W~~	-	9,239,312	181,302	9,420,614

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of December 31, 2020 and 2019 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	December 31, 2020
	Valuation technique		Carrying value	Inputs
Assets:
Deposits at amortized cost	DCF	~~W~~	3	Discount rate Exchange rate
Loans at amortized cost(Corporations)	“		3,312,944	Discount rate Exchange rate
Other financial assets	“		434,067	Discount rate Exchange rate
		~~W~~	3,747,014
Liabilities:
Debt securities issued	DCF	~~W~~	10,150,023	Discount rate Exchange rate
Other financial liabilities	“		154,215	Discount rate Exchange rate
		~~W~~	10,304,238

	December 31, 2019
	Valuation technique		Carrying value	Inputs
Assets:
Deposits at amortized cost	DCF	~~W~~	167	Discount rate, Exchange rate
Loans at amortized cost(Corporations)	“		2,243,720	Discount rate
Other financial assets	“		580,196	“
		~~W~~	2,824,083
Liabilities:
Debt securities issued	DCF	~~W~~	9,239,312	Discount rate Exchange rate
Other financial liabilities	“		181,302	Discount rate
		~~W~~	9,420,614

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	3	-	-
Financial assets at fair value through profit or loss		1,810,867	-	-	-
Derivative assets		39,392	-	-	-
Loans at amortized cost		-	3,218,455	-	-
Other financial assets at amortized cost		-	434,067	-	-
	~~W~~	1,850,259	3,652,525	-	-
Liabilities:
Derivative liabilities	~~W~~	-	-	22,133	-
Debt securities issued		-	-	-	9,920,059
Other financial liabilities		-	-	-	154,215
	~~W~~	-	-	22,133	10,074,274

		December 31, 2019
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at fair value through profit or loss	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	167	-	-
Financial assets at fair value through profit or loss		443,377	-	-	-
Derivative assets		24,352	-	-	-
Loans at amortized cost		-	2,219,698	-	-
Other financial assets at amortized cost		-	580,196	-	-
	~~W~~	467,729	2,800,061	-	-
Liabilities:
Derivative liabilities	~~W~~	-	-	17,687	-
Debt securities issued		-	-	-	9,147,640
Other financial liabilities		-	-	-	181,302
	~~W~~	-	-	17,687	9,328,942

4. Financial risk management (continued)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

(f) Classification by categories of financial instruments (continued)

Comprehensive income by categories of financial instruments for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Net profit or loss					Other comprehensive income
		Interest income /expense(*)	Provision for(reversal of ) credit loss allowance	Valuation and disposal	Foreign currency	Total
Financial asset at FVTPL	~~W~~	-	-	91,665	(14,831)	76,834	-
Financial assets measured at amortized cost		69,119	(701)	6,946	(78,734)	(3,370)	-
Financial liabilities measured at amortized cost	~~W~~	(231,205)	-	-	88,131	(143,074)	-

(*) Calculated by using the effective interest method.

		December 31, 2019
		Net profit or loss					Other comprehensive income
		Interest income /expense(*)	Provision for(reversal of ) credit loss allowance	Valuation and disposal	Foreign currency	Total
Financial asset at FVTPL	~~W~~	-	-	19,917	(17,436)	2,481	-
Financial assets measured at amortized cost		40,569	91	-	11,023	51,683	-
Financial liabilities measured at amortized cost	~~W~~	(206,815)	-	-	18,581	(188,234)	-

(*) Calculated by using the effective interest method.

(g) Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company complies with the debt ratio calculated as ‘total liability divided by total equity subtracting regulatory reserve for credit loss', and calculates the dual leverage ratio as 'total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for credit loss', for capital risk management purposes.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

5. Significant estimates and judgments

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Income taxes

The Company has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Company determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowance for credit loss

The Company determines and recognizes allowances for losses on loans and other receivables measured at amortized cost. The accuracy of allowances and provisions for credit losses is determined by the assumptions used for collectively assessed allowances and provisions for groups of loans.

(d) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The assumptions used to determine the net cost (profit) of an annuity include a discount rate, and these changes will affect the carrying amount of the defined benefit obligation.

The Company is deciding the appropriate discount rate for each half year. The discount rate represents the interest rate that should be used to determine the present value of the estimated future cash outflow expected to occur in settlement of the defined benefit obligation. The Company determines the appropriate discount rate by considering the interest rate of blue-chip corporate bonds that are denominated in the currency in which the pension is paid and have a maturity similar to the period of the associated defined benefit obligation. Other significant assumptions related to defined benefit obligations are based on current market situations.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

6. Due from banks

(a) Due from banks as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Due from banks in won
Deposits measured at amortized cost	~~W~~	3	167
Less : allowance		-	-
	~~W~~	3	167

(b) Restricted due from banks as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Overdraft deposit	~~W~~	3	3

7. Financial assets at fair value through profit or loss

Financial instruments at fair value through profit or loss as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beneficiary certificates
Beneficiary certificates in Korean won	~~W~~	1,602,028	288,648
Beneficiary certificates in foreign currency		107,393	154,729
		1,709,421	443,377
Hybrid Bonds
Hybrid Bonds in Korean won		101,446	-
	~~W~~	1,810,867	443,377

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

8. Derivatives

(a) The notional amounts of derivatives outstanding as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Equity related:
Over the counter:
Equity options	~~W~~	178,304	132,000
Equity forward		199,500	-

(b) Fair values of derivatives as of December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019
		Assets	Liabilities	Assets	Liabilities

Equity related:
Over the counter:
Equity options	~~W~~	39,392	22,133	24,352	17,687

(c) Profits related to derivatives generated for the years ended December 31, 2020 and 2019 are ~~W~~ 80,150 million and ~~W~~ 1,520 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

9. Loans at amortized cost

(a) Loans at amortized cost as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Corporate loans	~~W~~	3,220,856	2,221,322
Less: allowance		(2,401)	(1,624)
	~~W~~	3,218,455	2,219,698

(b) Changes in loans at amortized cost and other assets for the years ended December 31 2020 and 2019 are as follows:

		December 31, 2020
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	2,221,322	-	-	580,696	-	-	2,802,018
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		2,065,603	-	-	-	-	-	2,065,603
Collection		(985,000)	-	-	-	-	-	(985,000)
Other(*2)		(81,069)	-	-	(146,369)	-	-	(227,438)
Ending balance	~~W~~	3,220,856	-	-	434,327	-	-	3,655,183

(*1) The amortized cost includes the gross carrying value for due from banks at amortized cost and other assets.

(*2) Other changes are due to dividends receivables, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

		December 31, 2019
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	1,646,335	-	-	522,463	-	-	2,168,798
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		1,148,605	-	-	-	-	-	1,148,605
Collection		(179,000)	-	-	-	-	-	(179,000)
Disposal(*2)		(391,335)	-	-	-	-	-	(391,335)
Other(*3)		(3,283)	-	-	58,233	-	-	54,950
Ending balance	~~W~~	2,221,322	-	-	580,696	-	-	2,802,018

(*1) The amortized cost includes the gross carrying value for due from banks at amortized cost and other assets.

(*2) For capital management, the Company disposed of financial instruments which are originally acquired for the purpose of collecting principal and interest during the period, and recognized gain on sale of ~~W~~ 2,333 million.

(*3) Other changes are due to dividends receivables, consolidation tax receivables, accrued income, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

9. Loans at amortized cost (continued)

(c) Changes in allowances for loans at amortized cost and other assets for the years ended December 31 2020 and 2019 are as follows:

		December 31, 2020
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	1,624	-	-	333	-	-	1,957
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision(Reversed)		777	-	-	(76)	-	-	701
Ending allowance	~~W~~	2,401	-	-	257	-	-	2,658

(*1) Includes allowance for due from banks and other assets at amortized cost.

		December 31, 2019
		Loans at amortized cost			Other assets(*1)
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	1,669	-	-	379	-	-	2,048
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to life time expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversed (*2)		(45)	-	-	(46)	-	-	(91)
Ending allowance	~~W~~	1,624	-	-	333	-	-	1,957

(*1) Includes allowance for due from banks and other assets at amortized cost.

(*2) Includes the reversal of credit loss allowance on the loans disposed.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

10. Property and equipment

(a) Property and equipment as of December 31, 2020 and 2019 are as follows:

		December 31, 2020			December 31, 2019
		Acquisition cost	Accumulated depreciation	Carrying value	Acquisition cost	Accumulated depreciation	Carrying value
Furniture and fixtures	~~W~~	5,782	(4,096)	1,686	5,248	(3,586)	1,662
Other tangible assets		6,908	(5,619)	1,289	6,558	(5,137)	1,421
Right-of-use assets		5,269	(3,488)	1,780	4,255	(1,850)	2,405
	~~W~~	17,959	(13,203)	4,755	16,061	(10,573)	5,488

(b) Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Furniture and fixtures	Other	Right-of-use assets	Total
Beginning balance	~~W~~	1,662	1,421	2,405	5,488
Acquisition		533	350	1,536	2,419
Disposal		-	-	(344)	(344)
Depreciation		(509)	(482)	(1,817)	(2,808)
Ending balance	~~W~~	1,686	1,289	1,780	4,755

		December 31, 2019
		Furniture and fixtures	Other	Right-of-use assets	Total
Beginning balance	~~W~~	1,055	1,429	2,302	4,786
Acquisition		997	414	2,288	3,699
Disposal		-	-	(305)	(305)
Depreciation		(390)	(422)	(1,880)	(2,692)
Ending balance	~~W~~	1,662	1,421	2,405	5,488

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

11. Intangible assets

(a) Intangible assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Membership	~~W~~	5,443	5,443
Software		162	175
	~~W~~	5,605	5,618

(b) Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Beginning balance	Acquisition	Disposal	Amortization (*)	Reversal of impairment losses	Ending Balance
Membership	~~W~~	5,443	-	-	-	-	5,443
Software		175	43	-	(56)	-	162
	~~W~~	5,618	43	-	(56)	-	5,605

(*) Amortization of intangible assets is classified as general administrative expenses.

		December 31, 2019
		Beginning balance	Acquisition	Disposal	Amortization (*)	Reversal of impairment losses	Ending Balance
Membership	~~W~~	5,341	1,328	(1,226)	-	-	5,443
Software		158	83	-	(66)	-	175
	~~W~~	5,499	1,411	(1,226)	(66)	-	5,618

(*) Amortization of intangible assets is classified as general administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

12. Leases

(a) The details of the change in the right-of-use assets for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	1,755	650	-	2,405
Acquisitions		1,127	409	-	1,536
Disposals		(122)	(222)	-	(344)
Depreciation		(1,574)	(243)	-	(1,817)
Ending balance	~~W~~	1,186	594	-	1,780

		December 31, 2019
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	2,005	297	-	2,302
Acquisitions		1,404	884	-	2,288
Disposals		(28)	(277)	-	(305)
Depreciation		(1,625)	(255)	-	(1,880)
Ending balance	~~W~~	1,756	649	-	2,405

(b) The details of the maturity of the lease liabilities as the end of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	106	248	248	457	-	-	1,059
Vehicle		22	44	67	133	362	-	628
	~~W~~	128	292	315	590	362	-	1,687

		December 31, 2019
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	118	243	356	710	172	-	1,599
Vehicle		22	45	59	119	452	-	697
	~~W~~	140	288	415	829	624	-	2,296

(c) The payments for leases exempted for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Low value lease payments	~~W~~	67	56
Short-term lease payments		746	864
Total	~~W~~	813	920

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

13. Investments in subsidiaries

Investments in subsidiaries as of December 31, 2020 and 2019 are as follows:

	December 31, 2020			December 31, 2019
Investees	Ownership percentage (%)		Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd	100.0		7,919,672	100.0		7,919,672
Shinhan Investment Corp	100.0		3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd	100.0		982,775	100.0		982,775
Orange Life Insurance Co., Ltd (*1)	100.0		3,221,769	59.2		2,307,315
Shinhan Capital Co., Ltd	100.0		408,922	100.0		408,922
Jeju Bank	75.3		179,643	75.3		179,643
Shinhan BNP Paribas Asset Management Co., Ltd	65.0		91,565	65.0		91,565
Shinhan Alternative Investment Management Inc	100.0		14,783	100.0		14,783
Shinhan Credit Information Co., Ltd(*2)	100.0		-	100.0		15,385
SHC Management Co., Ltd	100.0		8,655	100.0		8,655
Shinhan DS	100.0		13,026	100.0		13,026
Shinhan Savings Bank	100.0		107,065	100.0		107,065
Shinhan AITAS Co., Ltd	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd	100.0		30,000	100.0		30,000
Asia Trust Co. Ltd	60.0		190,378	60.0		190,378
Shinhan AI Co., Ltd	100.0		42,000	100.0		42,000
Neoplux Co, Ltd(*3)	100.0		75,840	-		-
		~~W~~	29,955,184		~~W~~	28,980,275

(*1) For the year ended December 31, 2020, the Company acquired the remaining stocks of Orange Life Insurance Co., Ltd excluding the stocks owned by the end of the previous year out of the total issued shares, and Orange Life Insurance Co., Ltd. became a wholly owned subsidiary.

(*2) For the year ended December 31, 2020, the Company has classified ~~W~~ 15,385 million into assets held for sale.(Note 31)

(*3) For the year ended December 31, 2020, the Company acquired Neoplux Co, Ltd.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

14. Other assets

Other assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Guarantee deposits	~~W~~	13,195	13,195
Discount		(118)	(204)
Accounts receivable		404,405	560,932
Accrued income		16,841	6,607
Advance payments		-	398
Prepaid expenses		190	281
Sundry assets		12	11
		434,525	581,220
Less : allowance		(257)	(333)
	~~W~~	434,268	580,887

15. Debt securities issued

Debt securities issued as of December 31, 2020 and 2019 are as follows:

	December 31, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.97 ~ 3.33	~~W~~	8,495,000	1.41 ~ 3.56	~~W~~	8,230,000
Subordinated debt securities issued	3.44		350,000	3.44		350,000
Discount			(7,454)			(7,929)
			8,837,546			8,572,071

Debt securities issued in foreign currency :
Debt securities issued	1.37		544,000	-		-
Subordinated debt securities issued	3.34		544,000	3.34		578,900
Discount			(5,487)			(3,331)
			1,082,513			575,569
		~~W~~	9,920,059		~~W~~	9,147,640

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

16. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Present value of defined benefit obligations	~~W~~	20,382	22,137
Fair value of plan assets		(17,245)	(17,286)
Recognized liabilities for defined benefit obligations	~~W~~	3,137	4,851

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	22,137	(17,286)	4,851
Recognized in profit or loss
Current service costs		2,261	-	2,261
Interest expense (income)		606	(470)	136
		2,867	(470)	2,397
Recognized in other comprehensive income :
Remeasurements loss :
- Actuarial losses arising from :
Demographics assumptions		-	-	-
Financial assumptions		(394)	-	(394)
Experience adjustment		(471)	-	(471)
- Return on plan assets
excluding interest income		-	246	246
		(865)	246	(619)
Other :
Benefits paid by the plan		(412)	863	451
Contributions paid into the plan		-	(598)	(598)
Succession		(3,345)	-	(3,345)
		(3,757)	265	(3,492)
Ending balance	~~W~~	20,382	(17,245)	3,137

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

16. Employee benefits (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	19,796	(16,394)	3,402
Recognized in profit or loss
Current service costs		1,930	-	1,930
Interest expense (income)		594	(488)	106
		2,524	(488)	2,036
Recognized in other comprehensive income :
Remeasurements loss :
- Actuarial losses arising from :
Demographics assumptions		418	-	418
Financial assumptions		582	-	582
Experience adjustment		1,469	-	1,469
- Return on plan assets
excluding interest income		-	250	250
		2,469	250	2,719
Other :
Benefits paid by the plan		(1,377)	1,489	112
Contributions paid into the plan		-	(2,143)	(2,143)
Succession		(1,275)	-	(1,275)
		(2,652)	(654)	(3,306)
Ending balance	~~W~~	22,137	(17,286)	4,851

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(c) The Company’s plan assets as of December 31, 2020 and 2019 are completely deposits.

(d) Actuarial assumptions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019	Description
Discount rate	2.85%	2.81%	AA0 corporate bond yields
Future salary increasing rate	2.21% + Upgrade rate	2.33% + Upgrade rate	Average for 5 years

(e) Sensitivity analysis

As of December 31, 2020 and 2019, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		December 31, 2020		December 31, 2019
		The present value of defined benefit obligation		The present value of defined benefit obligation
		Increase	Decrease	Increase	Decrease
Discount rate (1%p movement)	~~W~~	(1,702)	1,934	(1,900)	2,162
Future salary increasing rate (1%p movement)		1,929	(1,729)	2,153	(1,928)

(f) As of December 31, 2020 and 2019, the weighted-average duration of the defined benefit obligation are 10.75 years and 11.25 years, respectively.

(g) As of December 31, 2020, the estimated contribution is ~~W~~ 2,200 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

17. Other liabilities

Other liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Accounts payable	~~W~~	38,293	42,681
Accrued expenses		110,110	132,625
Income taxes payable		324,827	444,360
Dividends payable		4,148	3,739
Leases(*)		1,665	2,256
Taxes withheld		668	57
	~~W~~	479,711	625,718

(*) For the years ended December 31, 2020 and 2019, the Company recorded lease liabilities as other liabilities and interest expense on lease liabilities is ~~W~~33 million and ~~W~~50 million, respectively.

18. Equity

(a) Equity as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Capital stock
Common stock(*1)	~~W~~	2,608,176	2,370,998
Preferred stock		361,465	361,465
		2,969,641	2,732,463

Hybrid bonds		2,179,934	1,731,235

Capital surplus
Share premium(*1)		11,351,424	10,155,150
Other		-	73
		11,351,424	10,155,223

Capital adjustments		(45,718)	(600,000)

Accumulated other comprehensive loss		(6,971)	(7,420)
Retained earnings
Legal reserve(*2)		2,304,595	2,191,678
Regulatory reserve for loan losses		11,988	8,728
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,290,204	6,251,519
		8,608,787	8,453,925
	~~W~~	25,057,097	22,465,426

(*1) For the year ended December 31, 2020, it increased due to common stock and third-party allocation paid-in capital increase issued when the Company acquired residual shares of Orange Life Insurance Co., Ltd and Neoplux Co., Ltd. The cost deducted from the issuing capital is ~~W~~14.8 billion. Affinity Equity Partners and Baring Private Equity Asia who have participated in third-party allocation-based capital increase have a right to practically appoint one director.

(*2) Legal reserve is restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may only be used to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

18. Equity (continued)

(b) Changes in the number of ordinary shares for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning	~~W~~	460,317,525	470,550,928
Increase		61,317,687	-
Decrease		(5,039,584)	(10,233,403)
Ending	~~W~~	516,595,628	460,317,525

(c) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative, participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(d) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2020 and 2019 are as follows:

	Issue date	Maturity date	Interest rate (%)		December 31, 2020	December 31, 2019
Hybrid bonds in KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	-	3.77		134,683	134,683
	September 15, 2017	-	4.25		89,783	89,783
	April 13, 2018	-	4.08		134,678	134,678
	April 13, 2018	-	4.56		14,955	14,955
	August 29, 2018	-	4.15		398,679	398,679
	June 28, 2019	-	3.27		199,476	199,476
	September 17, 2020		3.12		448,699	-
Hybrid bonds in USD	August 13, 2018	-	5.88		559,526	559,526
				~~W~~	2,179,934	1,731,235

(*) For the year ended December 31, 2020, the deduction for capital related to hybrid bond issued is ~~W~~1,302 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date; and has the rights to extend the maturity under the same condition. In addition, if it is decided not to pay out dividends, the interest for the above bonds may also not be paid.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

18. Equity (continued)

(e) Capital adjustments

Changes in accumulated capital adjustments for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	(600,000)	(155,923)
Acquisition of treasury stock		(150,448)	(444,077)
Disposition of treasury stock		554,430	-
Retirement of treasury stock		150,300	-
Ending balance	~~W~~	(45,718)	(600,000)

(f) Changes in accumulated other comprehensive loss for years ended the December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	(7,420)	(5,449)
Remeasurement of the defined benefit liabilities		619	(2,719)
Tax effect		(170)	748
Ending balance	~~W~~	(6,971)	(7,420)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

18. Equity (continued)

(g) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	11,988	8,728
Planned regulatory reserve for loan losses		3,564	3,260
Ending balance	~~W~~	15,552	11,988

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Profit for the period	~~W~~	1,274,443	1,129,173
Provision for regulatory reserve for loan losses		(3,564)	(3,260)
Profit for the period adjusted for regulatory reserve	~~W~~	1,270,879	1,125,913
Basic and diluted earnings per share in won factoring in regulatory reserve(*)	~~W~~	2,347	2,229

(*) Dividends for hybrid bonds are deducted.

(h) Treasury stock

The acquisition of treasury stock for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Beginning balance	Acquisition (*)	Disposal (*)	Retirement	Ending balance
The number of shares		13,882,062	5,039,584	13,882,062	5,035,658	3,926
Carrying value	~~W~~	600,000	150,448	600,000	150,300	148

(*) The Company disposed of treasury stocks when exchanging shares with Orange Life Insurance Co., Ltd. and re-acquired the shares that occurred during the exchange of shares.

		December 31, 2019
		Beginning balance	Acquisition(*)	Disposal	Ending balance
The number of shares		3,648,659	10,233,403	-	13,882,062
Carrying value	~~W~~	155,923	444,077	-	600,000

(*) To improve the shareholder value, the Company entered the treasury stock contract with Samsung Securities Co., Ltd. to acquire the treasury stock.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

18. Equity (continued)

(i) Appropriation of retained earnings

The appropriation of retained earnings for the year ended December 31, 2020, is expected to be appropriated at the shareholders’ meeting on March 25, 2021. The appropriation date for the year ended December 31, 2019, was March 26, 2020.

The appropriation of retained earnings for the years ended December 31, 2020 and 2019, is as follows:

		December 31, 2020	December 31, 2019
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,251,413	5,184,339
Retirement for treasury stock		(150,325)	-
Dividend on hybrid bonds		(85,327)	(61,993)
Profit for the year		1,274,443	1,129,173
		6,290,204	6,251,519

Appropriation of retained earnings:
Legal reserve		127,444	112,917
Dividends
Dividends on common stocks paid		773,839	851,587
Dividends on preferred stocks paid		29,999	32,342
Voluntary reserve (loss compensation reserve)		3,564	3,260
		934,846	1,000,106
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,355,358	5,251,413

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

19. Dividends

(a) Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020(*1)	December 31, 2019
Common Stock
Total number of shares issued and outstanding	~~W~~	516,599,554	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,500	1,850
Dividends (*2)	~~W~~	773,839	851,587
Dividend rate per share	%	30.0	37.0
Preferred Stock
Total number of shares issued and outstanding	~~W~~	17,482,000	17,482,000
Par value per share in won		5,000	5,000
Dividend per share in won		1,716	1,850
Dividends	~~W~~	29,999	32,342
Dividend rate per share	%	34.3	37.0

(*1) The current dividend (plan) will be decided on March 25, 2021. The dividend amount is the amount not recognized as the distribution to the owner during the period.

(*2) Dividends on common stock excluding treasury stock.

(b) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(c) Dividends for hybrid bonds for the years ended December 31, 2020 and 2019 are calculated as follows:

		December 31, 2020	December 31, 2019
Amount of hybrid bond	~~W~~	2,188,150	1,738,150
Interest rate		3.12% ~ 5.88%	3.27% ~ 5.88%
Dividend	~~W~~	85,327	61,993

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

20. Net interest expense

Net interest expense for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Interest income:
Cash and deposits at amortized cost	~~W~~	162	1,559
Loans at amortized cost		68,752	38,742
Others		205	268
		69,119	40,569
Interest expense:
Borrowings in won		(8,612)	(1,800)
Debt securities issued in won		(222,560)	(204,965)
Other		(33)	(50)
		(231,205)	(206,815)
Net interest expense	~~W~~	(162,086)	(166,246)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

21. Net fees and commission income

Net fees and commission income for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Fees and commission income:
Royalty	~~W~~	61,907	49,754
Other		16	10
		61,923	49,764
Fees and commission expense:
Other		(326)	(922)
Net fees and commission income	~~W~~	61,597	48,842

22. Dividend income

Dividend income for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Dividend from subsidiaries	~~W~~	1,385,063	1,320,944
Interest income from hybrid bond		2,467	-
		1,387,530	1,320,944

23. Reversal of (provision for) credit loss allowance

Reversal of (provision for) credit loss allowance for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Reversal of (provision for) credit losses allowance	~~W~~	(701)	91

24. Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
	~~W~~
Financial instruments at FVTPL
Gain on valuation of beneficiary certificates		4,127	500
Gain on sale of beneficiary certificates		7,388	17,897
		11,515	18,397
Derivatives
Gain on valuation of derivative instruments		10,594	1,520
Gain on trade of derivative instruments		69,556	-
		80,150	1,520
Total	~~W~~	91,665	19,917

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

25. General and administrative expenses

General and administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Salaries:
Salary expenses and bonuses	~~W~~	32,189	37,081
Severance benefits		2,397	2,036
Rent		880	794
Lease		912	1,006
Entertainment		1,968	2,075
Depreciation		2,808	2,692
Amortization		56	66
Taxes and dues		752	625
Advertising		38,895	37,026
Others		22,238	22,441
	~~W~~	103,095	105,842

26. Share-based payments

(a) Stock options granted as of December 31, 2020 are as follows:

	6th grant (*)	7th grant (*)

Type	Cash payment	Cash payment

Grant date	March 20, 2007	March 19, 2008

Exercise price in Korean won	~~W~~54,560	~~W~~49,053

Number of shares granted	1,301,050	808,700

Contractual exercise period	August 19, 2020	May 17, 2021 / September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2020	58,764	36,162
Exercised	58,764	-
Balance at December 31, 2020	-	36,162

Fair value per option in Korean won	~~W~~0	~~W~~14 (Expiration of contractual exercise period : May 17, 2021) ~~W~~49 (Expiration of contractual exercise period : Sep 17, 2021)

(*) The equity instruments granted are fully vested as of December 31, 2020 and the weighted average exercise price in Korean won for 36,162 stock options outstanding at December 31, 2020 is ~~W~~49,053.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

26. Share-based payments (continued)

(b) Performance shares granted as of December 31, 2020 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions (*1)	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs (5 years in the case of deferred payment)

Estimated number of shares vested at December 31, 2020	468,013	1,601,729

Fair value per share in Korean won (*2)	~~W~~40,580, ~~W~~44,222 and W33,122 for the expiration of exercising period from 2018 to 2020	~~W~~ 32,050

(*1) ) Starting from 2020, Shinhan Financial Group and Shinhan Bank will apply relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%).

(*2) Based on performance-based stock compensation, the average price of the weighted average share price for the past two months, the past one month, and the past one week from the day before the reference date (4 years after the grant date, 5 years for the deferred target) is paid in cash, and the fair value of the reference price to be paid in the future is evaluated as the closing price.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

26. Share-based payments (continued)

(c) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
6th	~~W~~	(1)	(4)	(5)
7th		(18)	(26)	(44)
Performance shares		(257)	(3,902)	(4,159)
	~~W~~	(276)	(3,932)	(4,208)

		December 31, 2019
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Stock options granted:
5th	~~W~~	-	9	9
6th		(3)	(15)	(18)
7th		(5)	(6)	(11)
Performance shares		4,678	32,646	37,324
	~~W~~	4,670	32,634	37,304

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

26. Share-based payments (continued)

(d) Share-based compensation payable and intrinsic value

In accordance with the stock-based compensation agreements by the Company, the share-based payments as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Accrued expense (*1)
		Shinhan Financial Group	Subsidiaries (*2)	Total
Stock options granted:
7th	~~W~~	1	1	2
Performance shares		7,201	60,241	67,442
	~~W~~	7,202	60,242	67,444

(*1) The intrinsic value of share-based payments is ~~W~~ 67,442 million as of December 31, 2020. For calculating, the quoted market price of ~~W~~ 32,050 per share is used for stock options and the fair value is considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2020, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~ 60,242 million.

		December 31, 2019
		Accrued expense (*1)
		Shinhan Financial Group	Subsidiaries (*2)	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		19	27	46
Performance share		10,003	81,352	91,355
	~~W~~	10,023	81,383	91,406

(*1) The intrinsic value of share-based payments is ~~W~~91,355 million as of December 31, 2019. For calculating, the quoted market price of ~~W~~43,350 per share is used for stock options and the fair value is considered as intrinsic value for performance shares, respectively.

(*2) The Company has granted the above share-based payment arrangements to its employees and those of its subsidiaries and the Company requires the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2019, the Company recognized the corresponding accounts receivable from the subsidiaries in the amount of ~~W~~81,383 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

27. Non-operating income and expense

Non-operating income and expense for the years ended December 31, 2020 and 2019 are as follows;

		December 31, 2020	December 31, 2019
Non-operating income:
Gain on termination of right-of-use assets	~~W~~	3	20
Other		2,490	484
		2,493	504
Non-operating expense:
Loss on termination of right-of-use assets		(3)	(29)
Donations and contributions		(1,392)	(1,517)
Other		(11)	(26)
		(1,406)	(1,572)
	~~W~~	1,087	(1,068)

28. Operating revenue

Operating revenue for the years ended December 31, 2020 and 2019 are as follows.

		December 31, 2020	December 31, 2019
Dividend income	~~W~~	1,387,530	1,320,944
Fees and commission income		61,923	49,764
Interest income		69,119	40,569
Net gain on financial assets at FVTPL		91,665	19,917
Gains on foreign currency transaction		101,226	46,412
Reversal of credit loss allowance		-	91
Other operating income		6,944	2,333
	~~W~~	1,718,407	1,480,030

29. Income taxes

(a)Income tax expense for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Current income tax benefit	~~W~~	-	-
Temporary differences		3,236	1,174
Income tax recognized in other comprehensive income		(170)	748
Income tax expense	~~W~~	3,066	1,922

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

29. Income taxes (continued)

(b) Income tax expense calculated by applying statutory tax rates to the Company’s taxable income differs from the actual income tax expense in the separate statements of comprehensive income for the years ended December 31, 2020 and 2019 for the following reasons:

		December 31, 2020	December 31, 2019
Profit before income taxes	~~W~~	1,277,509	1,131,095
Income taxes at statutory tax rates		351,315	311,051
Adjustment:
Non-taxable income		(334,834)	(319,666)
Non-deductible expense		906	980
Other		(14,321)	9,557
Income tax expense	~~W~~	3,066	1,922
Effective income tax rate	%	0.24	0.17

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Beginning balance	Net income effect	Other comprehensive income effect	Ending balance
Financial asset at FVTPL	~~W~~	(112)	(1,232)	-	(1,344)
Foreign currency private bond		(3,955)	(1,073)	-	(5,028)
Allowances		448	215	-	663
Defined benefit obligation		6,088	(245)	(238)	5,605
Plan assets		(4,754)	(57)	68	(4,743)
Accrued expenses		3,706	(694)	-	3,012
Lease assets		(661)	171	-	(490)
Lease liabilities		621	(163)	-	458
Other		79	11	-	90
	~~W~~	1,460	(3,067)	(170)	(1,777)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

29. Income taxes (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Beginning balance	Net income effect	Other comprehensive income effect	Ending balance
Financial asset at FVTPL	~~W~~	(1,994)	1,882	-	(112)
Foreign currency private bond		815	(4,770)	-	(3,955)
Allowances		460	(12)	-	448
Defined benefit obligation		5,244	164	680	6,088
Plan assets		(4,317)	(505)	68	(4,754)
Accrued expenses		2,839	867	-	3,706
Accrued interest		(485)	485	-	0
Lease assets		0	(661)	-	(661)
Lease liabilities		0	621		621
Other		71	8		79
	~~W~~	2,633	(1,921)	748	1,460

(d) The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Other accumulated temporary differences	~~W~~	47	51

(e) As of December 31, 2020, there are no tax loss and tax credits carry forwards that are not recognized as deferred tax assets.

(f) The Company set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.

(g) Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Deferred tax assets	~~W~~	9,829	10,948
Deferred tax liabilities		(11,605)	(9,488)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

30. Earnings per share

(a) Basic and diluted earnings per share for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Net profit for the year	~~W~~	1,274,443	1,129,173
Less:
Dividends to hybrid bond		85,327	61,993
Net profit available for common stock		1,189,116	1,067,180
Weighted average number of common shares outstanding(*)		505,199,823	477,346,731
Basic and diluted earnings per share in won	~~W~~	2,354	2,236

(*) The number of common shares issued by the Company is 516,599,554 shares. The above weighted average number of common shares outstanding is calculated by including the acquired treasury shares and 17,482,000 of convertible preferred shares issued on May 1, 2019.

(b) The calculation details of the weighted average number of ordinary shares are as follows:

	December 31, 2020		December 31, 2019
	Number of shares	Number of days	Number of shares	Number of days
Number of common shares issued	516,599,554	178,880,869,852	474,199,587	173,082,849,255
Shares of convertible preferred stock	17,482,000	6,398,412,000	17,482,000	4,283,090,000
Shares of treasury stock	(3,926)	(376,146,588)	(13,882,062)	(3,134,382,524)
Average number of ordinary shares	534,077,628	184,903,135,264	477,799,525	174,231,556,731
Days		366 days		365 days
Weighted average number of ordinary shares		505,199,823		477,346,731

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

31. Commitments and contingencies

(a) Commitments

i-1) The Company entered into an agreement between shareholders with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake (40% of its total shares). In accordance with the agreement, the Company has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares to the Company.

For the commitment above, the Company recognized derivative assets and derivative liabilities for ~~W~~ 39,392 million and ~~W~~ 22,133 million, respectively as of December 31, 2020. (Note 8)

i-2) As of December 31, 2020, the Company has a borrowing limit agreement for ~~W~~ 100 billion with the Korea Development Bank, and there is no amount executed.

(b) Assets held for sale.

The Company classified investments in subsidiaries to assets held for sale, where the sale is expected to occur in short period of time, for ~~W~~ 15,385 million as of the December 31, 2020 (Note 13).

(c) Contingencies

As of December 31, 2020, there exists one pending case as defendant (litigation value of ~~W~~ 481 million). The Company management does not anticipate that the final result of corresponding cases will have a significant impact on the financial position of the Company.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

32. Statement of cash flows

(a) Cash and cash equivalents as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Deposits with maturities of 3 months or less from the acquisition date	~~W~~	-	164

(b) Significant non-cash activities for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Share-based payments granted to the employees of subsidiaries	~~W~~	21,141	19,533
Income tax receivable offset by income tax payable due to consolidated corporate income tax filing		344,162	479,445
Exchange of shares related to acquisition of subsidiaries		890,247	-
Transaction for right-of-use assets		1,192	4,285

(c) Changes in liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Borrowings	Debentures	Lease liabilities(*)	Total
Balance at January 1, 2020	~~W~~	-	9,147,640	2,256	9,149,896
Changes from cash flows		-	856,581	(1,672)	854,909
Changes from non-cash flows:
Amortization of discount on debentures		-	3,548	33	3,581
Foreign currency difference		-	(87,710)	-	(87,710)
Changes from others		-	-	1,048	1,048
Balance at December 31, 2020	~~W~~	-	9,920,059	1,665	9,921,724

(*) Cash outflows due to small lease fees and short-term lease fees not recognized as lease liabilities are ~~W~~ 57 million and ~~W~~ 675 million, respectively.

		December 31, 2019
		Borrowings	Debentures	Lease Liabilities(*)	Total
Balance at January 1, 2019	~~W~~	125,000	7,812,358	2,023	7,939,381
Changes from cash flows		(125,000)	1,350,764	(1,614)	1,224,150
Changes from non-cash flows:
Amortization of discount on debentures		-	2,911	50	2,961
Foreign currency difference		-	(18,393)	-	(18,393)
Changes from others		-	-	1,797	1,797
Balance at December 31, 2019	~~W~~	-	9,147,640	2,256	9,149,896

(*) Cash outflows due to small lease fees and short-term lease fees not recognized as lease liabilities are ~~W~~ 50 million and ~~W~~ 776 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

33. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of the related parties in accordance with K-IFRS No.1024, and discloses the amount of transactions between the Company and the related parties and the balance of receivables and payables. For details of the subsidiaries, refer to 'Note 13'.

(a) Significant transactions with the related parties for the years ended December 31, 2020 and 2019 are as follows (continued):

Related party	Account		December 31, 2020	December 31, 2019
Revenue:
Shinhan Bank	Interest income	~~W~~	194	263
〃	Fees and commission income		38,435	32,300
〃	Dividend income		890,000	890,000
〃	Reversal of credit losses		96	-
〃	Non-operating income		3	20
Shinhan Card Co., Ltd.	Interest income		36,021	20,138
〃	Fees and commission income		12,255	8,275
〃	Dividend income		330,724	337,745
〃	Non-operating income		3	8
Shinhan Investment Corp.	Interest income		17,080	572
〃	Fees and commission income		4,474	4,610
〃	Dividend income		7,391	20,000
Shinhan Life Insurance Co., Ltd.	Interest income		-	4,769
〃	Fees and commission income		2,389	2,410
〃	Dividend income		50,000	-
〃	Reversal of credit losses		2	284
Shinhan Capital Co.,Ltd.	Interest income		12,469	10,934
〃	Fees and commission income		1,208	1,026
〃	Dividend income		21,365	15,480
〃	Other operation income		6,946	-
〃	Reversal of credit losses		107	63
Jeju Bank	Fees and commission income		217	648
〃	Dividend income		2,420	2,310
	Reversal of credit losses		1	-
Shinhan Credit Information Co., Ltd.	Fees and commission income		3	22
〃	Dividend income		-	1,000
〃	Reversal of credit losses		-	1
Shinhan Alternative Investment Management Inc.	Interest income		440	104
〃	Fees and commission income		31	11
〃	Reversal of credit losses		-	25
Shinhan BNP Paribas Asset Management Co., Ltd.	Fees and commission income		140	109
〃	Dividend income		13,585	11,115
Shinhan DS	Interest income		517	515
〃	Fees and commission income		18	30
Shinhan AITAS Co., Ltd.	Fees and commission income		100	82
〃	Dividend income		3,994	2,995
Shinhan Savings Bank	Interest income		2,387	1,936
〃	Fees and commission income		304	195
〃	Dividend income		5,000	1,500
〃	Reversal of credit losses		-	68

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

33. Related party transactions (continued)

(a) Significant transactions with the related parties for the years ended December 31, 2020 and 2019 are as follows (continued):

Related party	Account		December 31, 2020	December 31, 2019
Revenue:
Shinhan REITs Management Co., Ltd	Fees and commission income		77	46
Orange Life Insurance Co., Ltd	Fees and commission income		1,870	-
〃	Dividend income		63,050	38,800
Asian Trust Co., Ltd	Fees and commission income		402	-
Shinhan AI Co., Ltd.	Fees and commission income		1	-
		~~W~~	1,525,719	1,410,409
Expense:
Shinhan Bank	Interest expenses	~~W~~	11	15
〃	General and administrative expenses		1,233	1,261
〃	Provision for credit losses		-	6
Shinhan Card Co., Ltd.	Interest expenses		3	2
〃	General and administrative expenses		55	47
〃	Provision for credit losses		64	253
Shinhan Investment Corp.	Interest expenses		211	216
〃	Fees and commission expenses(*)		1,800	-
〃	General and administrative expenses		6	-
〃	Provision for credit losses		368	71
Shinhan Life Insurance Co., Ltd.	Interest expenses		4	15
〃	General and administrative expenses		374	566
Shinhan Alternative Investment Management Inc.	Provision for credit losses		87	-
Shinhan DS	General and administrative expenses		3,951	4,461
〃	Provision for credit losses		266	54
Shinhan Savings Bank	Provision for credit losses		121	-
Orange Life Insurance Co., Ltd.	Interest expenses		1,410	1,432
Shinhan AI Co., Ltd.	General and administrative expenses		47	-
〃	Provision for credit losses		1	-
		~~W~~	10,012	8,399

(*) Capital transaction costs are deducted directly from capital.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

33. Related party transactions (continued)

(b) Significant balances with the related parties as of December 31, 2020 and 2019 are as follows:

Creditor	Debtor	Account		December 31, 2020	December 31, 2019
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Due from banks	~~W~~	3	167
〃	〃	Property and equipment		1,035	1,120
〃	〃	Other assets		258,536	405,869
〃	Shinhan Card Co.,Ltd.	Loans		1,935,200	1,463,120
〃	〃	Reserve for loan losses		(867)	(767)
〃	〃	Property and equipment		149	84
〃	〃	Other assets		48,001	112,096
〃	Shinhan Investment Cop.	Loans		638,656	104,202
〃	〃	Reserve for loan losses		(418)	(79)
〃	〃	Other assets		59,664	13,941
〃	Shinhan Life Insurance Co., Ltd.	Property and equipment		-	441
〃	〃	Other assets		5,714	8,818
〃	Orange Life Insurance Co., Ltd	Other assets		5	-
〃	Shinhan Capital Co.,Ltd.	Financial assets at fair value through profit or loss (*)		101,446	-
〃	〃	Loans		430,000	530,000
〃	〃	Reserve for loan losses		(282)	(401)
〃	〃	Other assets		45,743	23,655
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	Other assets		1,369	1,722
〃	Jeju Bank	Other assets		1,806	2,567
〃	Shinhan Credit Information Co., Ltd.	Other assets		458	570
〃	Shinhan Alternative Investment Management Inc.	Loans		43,000	-
〃	〃	Reserve for loan losses		(87)	-
〃	〃	Other assets		659	987
〃	Shinhan DS	Loans		24,000	24,000
〃	〃	Reserve for loan losses		(301)	(54)
〃	〃	Property and equipment		548	-
		Other assets		1,740	1,211
〃	Shinhan AITAS Co., Ltd.	Other assets		626	824
〃
〃

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

33. Related party transactions (continued)

(b) Significant balances with the related parties as of December 31, 2020 and 2019 are as follows (continued):

Creditor	Debtor	Account		December 31, 2020	December 31, 2019
Assets:
〃	Shinhan Savings Bank	Loans		150,000	100,000
	〃	Reserve for loan losses		(445)	(324)
	〃	Other assets		7,645	6,907
〃	Asia Trust Co., Ltd.	Other assets		117	-
〃	Shinhan REITS management	Other assets		1,541	590
〃	Shinhan AI Co., Ltd.	Other assets		179	-
〃	Neoplux Co, Ltd	Other assets		12	-
			~~W~~	3,755,452	2,801,266
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	987	975
Shinhan Card Co., Ltd.	〃	Other liabilities		430	526
Shinhan Investment Corp.	〃	Other liabilities		-	12
Shinhan Life Insurance Co., Ltd.	〃	Other liabilities		18,917	35,179
Shinhan Capital Co., Ltd.	〃	Other liabilities		62	1
Shinhan DS	〃	Other liabilities		436	914
Orange Life Insurance, Co., Ltd.	〃	Loans (in Korean won)		50,000	55,000
〃	〃	Other liabilities		246	264
Shinhan A.I. Co.Ltd.	〃	Other liabilities		-	1
			~~W~~	71,078	92,872

(*) It is the carrying amount as of December 31, 2020 for the purchase of hybrid bond issued by Shinhan Capital Co., Ltd.

(c) Right-of-use assets and lease liabilities recognised through lease transactions with related parties as of December 31, 2020 and 2019 are as follows:

Related parties		December 31, 2020	December 31, 2019
Right-of-use assets
Shinhan Bank.	~~W~~	1,035	1,120
Shinhan Card Co., Ltd.		149	84
Shinhan Life Insurance Co., Ltd.		-	441
	~~W~~	1,184	1,645

Lease liabilities
Shinhan Bank.	~~W~~	906	916
Shinhan Card Co., Ltd.		154	87
Shinhan Life Insurance Co., Ltd.		-	471
	~~W~~	1,060	1,474

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

33. Related party transactions (continued)

(d) Financing transaction

Major financing transactions with related parties for the years ended the December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Beginning balance	Lending	Acquisition	Collection	Others(*)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	1,463,120	500,000	-	-	(27,920)	1,935,200
Shinhan Investment Corp.		104,202	1,107,603	-	(520,000)	(53,149)	638,656
Shinhan Capital Co., Ltd.		530,000	360,000	100,000	(460,000)	1,446	531,446
Shinhan Alternative Investment Management Inc.		-	48,000	-	(5,000)	-	43,000
Shinhan Savings Bank		100,000	50,000	-	-	-	150,000
Shinhan DS		24,000	-	-	-	-	24,000
	~~W~~	2,221,322	2,065,603	100,000	(985,000)	(79,623)	3,322,302

(*) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.

		December 31, 2019
		Beginning balance	Lending	Collection	Disposal	Others(*)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	700,000	765,800	-	-	(2,680)	1,463,120
Shinhan Investment Corp.		-	104,805	-	-	(603)	104,202
Shinhan Life Insurance Co., Ltd.		391,335	-	-	(391,335)	-	-
Shinhan Capital Co., Ltd.		450,000	230,000	(150,000)	-	-	530,000
Shinhan Alternative Investment Management Inc.		5,000	-	(5,000)	-	-	-
Shinhan Savings Bank		100,000	-	-	-	-	100,000
Shinhan DS		-	48,000	(24,000)	-	-	24,000
	~~W~~	1,646,335	1,148,605	(179,000)	(391,335)	(3,283)	2,221,322

(*) Other transactions are the amount due to financial asset evaluation and foreign currency conversion.

(e) Management Compensation

Compensation for key management executives for the years ended December 31, 2020 and 2019 is as follows:

		December 31, 2020	December 31, 2019
Salaries	~~W~~	3,236	3,652
Severance benefits		50	46
Share-based payment expenses(*)		69	2,355
	~~W~~	3,355	6,053

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(f) Shinhan Investment Corp., the subsidiary, acquired bonds of both ~~W~~ 60,000 million and ~~W~~ 150,000 million issued by the Company for the years ended December 31, 2020 and 2019, respectively.

(g) As of the December 31, 2020, the deposit of credit card use provided by Shinhan Card Co., Ltd., a subsidiary company, is ~~W~~ 4,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2020 and 2019

(In millions of won)

34. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Company uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1109 ‘Financial Instruments’ and there have been significant changes in forward-looking information due to the spread of the COVID-19 virus for the year ended December 31, 2020. Accordingly, the economic condition is expected to be more stagnant than previously predicted. The forecast default rate for the year ended December 31, 2020 is re-estimated using changed forward-looking information on economic growth rate, private consumption index, KOSPI, which are major variables for calculating the default rate. The Company will continue to monitor the impact of the COVID-19 on the economy.

Report on Independent Auditor’s

Audit of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Shinhan Financial Group Co., Ltd

Opinion on Internal Control over Financial Reporting

We have audited Shinhan Financial Group Inc.(the Company)’s Internal Control over Financial Reporting as at December 31, 2020, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2020, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the separate financial statements of the Company, which comprise the separate statement of financial position as at December 31, 2020, and the separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flow for the year then ended, and notes to the separate financial statements including a summary of significant accounting policies, and our report dated March 3, 2021 expressed unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibility under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying ICFR Operating Status Report by CEO and IAM.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express opinion on the Company’s internal control over financial reporting based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Sungeun Jin, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 3, 2021

This report is effective as of March 3, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.